FOR FURTHER INFORMATION:

Abdo H. Khoury

President and Chief Financial Officer

(714) 751-7400

FOR IMMEDIATE RELEASE

ARV ASSISTED LIVING, INC. ANNOUNCES SHAREHOLDER

APPROVAL AND CLOSING OF MERGER

Costa Mesa, CA, April 23, 2003 — ARV Assisted Living, Inc. [AMEX: SRS] announced that, at a special meeting held today, its shareholders voted to approve the Agreement and Plan of Merger, dated as of January 3, 2003, by and among ARV, Jenny Merger Corp. and Prometheus Assisted Living LLC (“Prometheus”).

ARV further announced that the merger transaction closed today. Under the terms of the merger, shares of ARV’s stock held by shareholders other than Prometheus and its affiliates were converted into the right to receive merger consideration of $3.90 per share, without interest. As a result of the merger, ARV has become a wholly-owned subsidiary of Prometheus. Prometheus is an affiliate of a fund that is managed by Lazard Frères Real Estate Investors L.L.C. Trading of the ARV stock on the American Stock Exchange will cease today. ARV shareholders will shortly receive a letter of transmittal for use in submitting their share certificates in return for merger consideration.

Cohen & Steers Capital Advisors, LLC served as the financial advisor to the Special Committee of the ARV Board of Directors in connection with the merger transaction. Prometheus was advised by Lazard, LLC.

Douglas M. Pasquale, Chairman and Chief Executive Officer of ARV said: “I am grateful for the leadership and service provided by the other members of the Board of Directors: Mr. Maurice J. DeWald, Mr. David P. Collins, Mr. John A. Moore, and Mr. Robert C. Larson. In turn, our Board of Directors appreciates the support of our shareholders, the confidence placed in us by our customers and the tireless effort made daily by our team of over 3,000 employees.”

About the Company

Founded in 1980, ARV is one of the largest operators of assisted living communities in the nation, owning and operating 60 communities containing approximately 7,000 units in eleven states. The Company’s home page can be found at www.arvi.com.